[redacted]

AB 3/7

SECURITI 08030213 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC 110

SEC FILE NUMBER
8-~~31481~~ 31461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cuttone and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lewis Cohen (212) 374-9797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, Donato A. Cuttone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cuttone and Company, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / C.E.O.

Title

Notary Public

RAYMOND NIEVES
Notary Public, State of New York
No. 31-4331662
Qualified In Kings County
Commission Expires Dec. 29, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTONE & COMPANY, INC.
Financial Statements
December 31, 2007

CUTTONE & COMPANY, INC.

Table of Contents
December 31, 2007

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Cuttone & Company, Inc.

We have audited the accompanying statement of financial condition of Cuttone & Company, Inc. (the "Company") as of December 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cuttone & Company, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and to comply with the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 27, 2008

CUTTONE & COMPANY, INC.

Statement of Financial Condition

December 31, 2007

ASSETS	
Cash and cash equivalents	$ 3,453,870
Receivables from brokers - including a required clearing deposit of $250,000	2,521,927
U.S. Treasury Bills - at market value (cost $325,997)	327,048
Furniture, equipment, and leasehold improvements - net	176,151
Other assets	481,956
	$ 6,960,952
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued expenses	$ 1,216,006
Payable to brokers	671,432
Other liabilities	1,182,280
	3,069,718
Commitments and Contingencies	
Stockholders' Equity	
Common stock - $1.00 par value - 2,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	213,286
Retained earnings	3,676,948
	3,891,234
	$ 6,960,952

See notes to financial statements.

CUTTONE & COMPANY, INC.

Statement of Income
For the Year Ended December 31, 2007

Revenues	
Commissions	$ 29,623,902
Other income	406,310
Interest and dividends	180,645
	30,210,857
Expenses	
Salaries and bonuses	13,099,089
Payroll taxes and employee benefits	451,525
Electronic charges	5,657,272
Commissions	364,571
Clearance, errors, and margin charges	1,693,476
Regulatory and exchange dues, fees, and charges	1,316,784
Research, data, and education	1,931,777
Professional, consulting, and technical support fees	1,200,994
Travel, entertainment, and promotion	1,030,836
Advertising	225,843
Telephone	405,672
Insurance	493,039
Rent	228,509
Other	402,788
Depreciation and amortization	144,382
	28,646,557
Income Before Provision For Income Taxes	1,564,300
Provision For State and Local Corporate Income Taxes	204,501
Net Income	$ 1,359,799

See notes to financial statements.

CUTTONE & COMPANY, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2007	$ 1,000	$ 213,286	$ 2,675,149	$ 2,889,435
Net Income	-	-	1,359,799	1,359,799
Distributions	-	-	(358,000)	(358,000)
Balance - December 31, 2007	$ 1,000	$ 213,286	$ 3,676,948	$ 3,891,234

See notes to financial statements.

CUTTONE & COMPANY, INC.

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows From Operating Activities	
Net income	$ 1,359,799
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	144,382
Gain on sale of equipment	(72,823)
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from brokers	(97,104)
Other assets	20,372
Increase (decrease) in:	
Accrued expenses and other liabilities	1,256,599
	2,611,225
Cash Flows From Investing Activities	
Acquisition of equipment and leasehold improvements	(187,233)
Proceeds from sale of equipment	76,781
Purchase and redemption of U.S. Treasury Bills - net	(15,377)
	(125,829)
Cash Flows From Financing Activities	
Distributions to stockholders	(358,000)
Increase in Cash and Cash Equivalents	2,127,396
Cash and Cash Equivalents - beginning of year	1,326,474
Cash and Cash Equivalents - end of year	$ 3,453,870
Supplemental Cash Flow Information	
Cash paid for:	
State and local corporate income taxes	$ 63,101

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

Cuttone & Company, Inc. (the "Company") was incorporated on January 20, 1984 under the laws of the State of New York where it also maintains its office.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority (FINRA).

The Company executes orders on behalf of other brokerage firms and institutional customers. All securities transactions are cleared through other broker/dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds, to be cash equivalents.

b. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America.

c. ***Depreciation and Amortization*** - Furniture, equipment, and leasehold improvements are stated at cost. Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of three to seven years. Leasehold improvements are amortized over the term of the respective leases.

d. ***Advertising Costs*** - The costs of advertising are expensed as incurred and amounted to $225,843 for the year ended December 31, 2007.

e. ***Income Taxes*** - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation as provided for by the Internal Revenue Code. Under S corporation status, the Company's net income for federal and state purposes is taxed to its shareholders. The Company is subject to New York City income taxes.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES FROM AND PAYABLES TO BROKERS

As of December 31, 2007, the amount due from Brokers includes commissions earned and not paid out by the Clearing Broker and direct billings to Brokers. In addition, the Company has cash balances at the Clearing Broker, including the required clearing deposit in the amount of $250,000 pursuant to the Clearing Agreement.

Continued

Amounts receivable from Brokers at December 31, 2007 consist of the following:

Commissions and cash balances owed from Clearing Broker	$ 1,664,436
Direct billing owed from Brokers	594,486
Clearing deposit, including interest earned	263,005
	$ 2,521,927

As of December 31, 2007, the amount payable to brokers included commission pay outs owed to Brokers and clearing charges and fees owed to the Clearing Broker.

4 - Receivable From Officers

During the year, the Company has advanced funds to certain officers of the Company. Such advances are non-interest bearing and are partially repaid throughout the year. At December 31, 2007 the amount due from officers is $228,813 and is included in other assets.

5 - Other Liabilities

As of December 31, 2007, other liabilities consisted of obligations to provide research and other services to certain customers.

6 - Equipment, Fixtures, and Improvements

Furniture, equipment, and improvements are stated at cost and are summarized as follows:

Furniture and equipment	$ 655,644
Leasehold improvements	90,172
	745,816
Less: Accumulated depreciation and amortization	569,665
	$ 176,151

Depreciation and amortization expense on equipment, fixtures, and leasehold improvements for the year ended December 31, 2007 amounted to $144,382.

7 - Commitments and Contingencies

The Company is obligated under various operating leases for its offices and office equipment.

Offices located in New York are subject to a seven year lease expiring in May 2010 which provides that in addition to the minimum base rent the Company shall pay its pro-rata share of real estate taxes and operating costs as defined in the lease agreement. Offices located in Texas, Florida, and South Carolina are leased for one year terms all expiring in 2008.

Leased office equipment are subject to leases with terms of 36 months expiring in 2010.

Continued

Future minimum lease payments under these operating leases at December 31, 2007 are as follows:

For the Years Ended December 31,	
2008	$ 323,101
2009	$ 275,924
2010	$ 97,183

Rental expense for the year ended December 31, 2007 was $228,509.

8 - CONCENTRATION

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000. As of December 31, 2007, the Company's cash balances on deposit exceeded the insured limits by $1,696,304.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital, as defined, of $3,051,409 which was $2,846,761 in excess of its required net capital of $204,648. The Company's net capital ratio was 1.01 to 1.

10 - SPECIAL PAYMENT FROM NASD

The Company received during 2007 a special payment for the National Association of Securities Dealers ("NASD") in the amount of $35,000 which has been included as other income. This payment is a one-time benefit resulting from the consolidation of the NASD and the NYSE Member Regulation.

11 - OFF-BALANCE-SHEET RISK

In accordance with a clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company may incur a loss if it has to purchase or sell the financial instrument underlying the trade or contract.

CUTTONE & COMPANY, INC.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Schedule I

COMPUTATION OF NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 3,891,234
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Receivables from brokers	132,582
Furniture, equipment, and leasehold improvements - net book value	176,151
Other	482,956
	791,689
Net capital before haircuts	3,099,545
Haircuts on securities:	
Money Market Accounts	48,136
Net capital	$ 3,051,409
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Liabilities	3,069,718
Total Aggregate Indebtedness	$ 3,069,718
Minimum Net Capital Requirement - 6 ⅔% of adjusted aggregate indebtedness	$ 204,648
Net Capital Requirement - greater of minimum net capital requirement or $5,000	$ 204,648
Net Capital in Excess of Requirement	$ 2,846,761
Ratio of Aggregate Indebtedness to Net Capital	1.01 to 1

There were no differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 28, 2008 as filed by the Company.

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2007 in accordance with Rule 15c3-3(k)(2)(ii).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212 481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders
Cuttone & Company, Inc.

In planning and performing our audit of the financial statements of Cuttone & Company, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors and Stockholders
Cuttone & Company, Inc.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose describe in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter + Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 27, 2008

END